# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alaunos Therapeutics, Inc., CIK 0001107421
CUSIP: 98973P309
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2617 BISSONNET ST, SUITE 233, HOUSTON, Texas (TX), 77005
Date of event which requires filing of this statement: 06/24/2025
Filed by CIK 0001827847
Persons authorized to receive notices and communications: ROBERT W. POSTMA, WATERMILL ASSET MANAGEMENT CORP., 141 Mecox Road, Water Mill, New York (NY), 11976, 631-804-9883

## Reporting persons
- WaterMill Asset Management Corp.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 166,963; sole dispositive power 0; shared dispositive power 166,963; aggregate amount beneficially owned 166,963 (7.6% of the class)
- Postma Robert W (CIK 0001827847): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 32,820; shared voting power 166,976; sole dispositive power 32,820; shared dispositive power 166,976; aggregate amount beneficially owned 199,796 (9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Alaunos Therapeutics, Inc.
Address of issuer's principal executive offices: 2617 BISSONNET ST, SUITE 233, HOUSTON, Texas (TX), 77005

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) WaterMill Asset Management Corp., a New York corporation ("WaterMill"), with respect to the shares of Common Stock, par value $0.001 per share, of the Issuer (the "Shares") directly and beneficially owned by it; and

(ii) Robert W. Postma, with respect to the Shares directly and beneficially owned by him and as the sole director and officer of WaterMill.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address of each of the Reporting Persons is 141 Mecox Road, Water Mill, NY 11976.
Present principal occupation or employment: The principal business of WaterMill is investing in securities. The principal occupation of Mr. Postma is serving as the President of WaterMill. Mr. Postma is also a director of the Issuer.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: WaterMill is incorporated under the laws of the State of New York. Mr. Postma is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities of the Issuer purchased by WaterMill were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 33,333 Shares directly owned by WaterMill is approximately $23,680,096.50, including brokerage commissions. The aggregate purchase price of the 500 shares of the Issuer's Series A-1 Convertible Preferred Stock, par value of $0.001 per share ("Series A-1 Preferred Stock"), is approximately $500,000, including brokerage commissions, and the aggregate purchase price of the 600 shares of the Issuer's Series A-2 Convertible Preferred Stock, par value of $0.001 per share ("Series A-2 Preferred Stock"), is approximately $600,000, including brokerage commissions. Of the 32,820 Shares directly beneficially owned by Mr. Postma, (i) 7,996 Shares were purchased with personal funds for an aggregate purchase price of $4,391,613.50, including brokerage commissions, (ii) 21,087 Shares were awarded to Mr. Postma in connection with his service as a director of the Issuer, and (iii) stock options to purchase 3,737 Shares were awarded to Mr. Postma in connection with his service as a director of the Issuer. The 13 Shares purchased by Mr. Postma's spouse were purchased with personal funds for an aggregate purchase price of $9,979.58, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Postma is a director of the Issuer. Except in Mr. Postma's capacity as a director of the Issuer, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons reserve the right to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

On June 24, 2025, WaterMill entered into a Subscription Agreement (the "Series A-2 Subscription Agreement") with the Issuer and the other purchasers party thereto, pursuant to which the Issuer agreed to issue and sell, in a private offering to the purchasers the Series A-2 Preferred Stock, at a price per share of $1,000 (the "Series A-2 Offering"). The Series A-2 Offering closed on June 24, 2025. The terms, rights, obligations and preferences of the Series A-2 Preferred Stock are set forth in the Certificate of Designation of Series A-2 Convertible Preferred Stock of the Issuer (the "Series A-2 Certificate of Designation"), filed with the Secretary of State of the State of Delaware on June 24, 2025. The holders of Series A-2 Preferred Stock are entitled to vote alongside holders of Shares on an as-converted basis on a 1:1 ratio as common stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Issuer for their action. Each holder of Series A-2 Preferred Stock has the right to convert all or any portion of the outstanding Series A-2 Preferred Stock held by such holder along with the aggregate accrued or accumulated and unpaid dividends thereon, at any time at such holder's option, into Shares in accordance with the terms of the Series A-2 Certificate of Designation. The terms and provisions of the Series A-2 Preferred Stock and the Series A-2 Certificate of Designation are described more fully in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on June 26, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based on 2,074,746 Shares outstanding as of June 30, 2025, which is the total number of Shares outstanding based on information provided by the Issuer, plus (x) 133,630 Shares underlying the 600 shares of Series A-2 Preferred Stock and (y) 3,737 Shares underlying Mr. Postma's options, in each case as applicable.

As of the date hereof, WaterMill directly beneficially owned 166,963 Shares, consisting of (i) 33,333 Shares, and (ii) 133,630 Shares underlying 600 shares of Series A-2 Preferred Stock, constituting approximately 7.6% of the Shares outstanding.

As of the date hereof, Mr. Postma directly beneficially owned 32,820 Shares, including stock options to purchase 3,737 Shares exercisable in the next 60 days, constituting approximately 1.6% of the outstanding Shares. As of the date hereof, Mr. Postma's spouse directly beneficially owned 13 Shares, constituting less than 1% of the outstanding Shares.

Mr. Postma, as the sole director and officer of WaterMill, may be deemed to beneficially own the 166,963 Shares beneficially owned by WaterMill, which together with the 13 Shares directly owned by his wife and the 32,820 Shares he directly beneficially owns, constitutes an aggregate of 199,796 Shares beneficially owned by Mr. Postma, constituting approximately 9.0% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of WaterMill and Mr. Postma may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by WaterMill. Mr. Postma may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by his spouse. Mr. Postma has the sole power to vote and dispose of the Shares directly beneficially owned by him.
Transactions in the class effected during the past sixty days: Except as otherwise set forth herein, there have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days. On June 24, 2025, WaterMill acquired 600 shares of Series A-2 Preferred Stock pursuant to the Series A-2 Subscription Agreement for $600,000, convertible into 133,630 Shares at the initial conversion price.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares, other than with respect to the 13 Shares directly owned by Mr. Postma's spouse.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Mr. Postma has been awarded stock options to purchase 3,737 Shares in his capacity as a director of the Issuer, all of which have vested as of the date hereof, and of which 1,125 have an exercise price of $646.50 per Share, 666 have an exercise price of $123.00 per Share, 666 have an exercise price of $72.00 per Share and 1,280 have an exercise price of $10.30 per Share.

Mr. Postma has been awarded 21,087 Shares in his capacity as a director of the Issuer, all of which have vested as of the date hereof.

On April 11, 2025, WaterMill entered into a Subscription Agreement (the "Series A-1 Subscription Agreement") with the Issuer, pursuant to which the Issuer agreed to issue and sell, in a private offering to WaterMill, 500 shares of Series A-1 Preferred Stock at a price per share of $1,000 (the "Series A-1 Offering"), which are convertible into 181,159 Shares subject to the limitations set forth below. Series A-1 Preferred Stock contains a provision prohibiting conversion to the extent that the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of Shares outstanding immediately after giving effect to such conversion. As a result of the foregoing, the Reporting Person may be deemed to own no Shares underlying the Series A-1 Preferred Stock. The Series A-1 Offering closed on April 11, 2025. The terms, rights, obligations and preferences of the Series A-1 Preferred Stock are set forth in the Certificate of Designation of Series A-1 Convertible Preferred Stock of the Issuer (the "Series A-1 Certificate of Designation"), filed with the Secretary of State of the State of Delaware on April 11, 2025. The terms and provisions of the Series A-1 Preferred Stock and the Series A-1 Certificate of Designation are described more fully in the Issuer's Current Report on Form 8-K filed with the Commission on April 14, 2025.

On June 24, 2025, WaterMill entered into the Series A-2 Subscription Agreement with the Issuer, as described in Item 4 herein and incorporated into this Item 6 by reference.

On July 1, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Joint Filing Agreement, dated July 1, 2025.

99.2 - Subscription Agreement, dated April 11, 2025, by and between Alaunos Therapeutics, Inc. and WaterMill Asset Management Corp. (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed with the Commission on April 14, 2025).

99.3 - Certificate of Designation of Series A-1 Convertible Preferred Stock of Alaunos Therapeutics, Inc. (incorporated by reference to Exhibit 3.1 of the Issuer's Current Report on Form 8-K, filed with the Commission on April 14, 2025).

99.4 - Subscription Agreement, dated June 24, 2025, by and between Alaunos Therapeutics, Inc. and the Purchasers therein (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed with the Commission on June 26, 2025).

99.5 - Certificate of Designation of Series A-2 Convertible Preferred Stock of Alaunos Therapeutics, Inc. (incorporated by reference to Exhibit 3.1 of the Issuer's Current Report on Form 8-K, filed with the Commission on June 26, 2025).

## Signatures
- WaterMill Asset Management Corp.: /s/ Robert W Postma, Robert W Postma, President (07/01/2025)
- Postma Robert W: /s/ Robert W Postma, Robert W Postma (07/01/2025)